FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                         For the Month of February 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Form 6-K consists of the Financial Statements of Quasar Communication Systems Ltd. as of December 31, 2003, including a revised auditor's report with respect thereof. These Financial Statements were previously filed on Form 6-K on January 10, 2005.



Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /S/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO

Dated: February 28, 2005

                        QUASAR COMMUNICATION SYSTEMS LTD.



                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2003

QUASAR COMMUNICATION SYSTEMS LTD.

                                          FINANCIAL STATEMENTS DECEMBER 31, 2003
--------------------------------------------------------------------------------




CONTENTS

Auditor's report                                                              Q-2

FINANCIAL STATEMENTS :

Balance Sheets                                                             Q-3 - Q-4

Statements of Operations                                                      Q-5

Statements of Changes in Shareholders' Equity                                 Q-6

Statements of Cash Flows                                                      Q-7

Notes to the Financial Statements                                          Q-8 - Q-30

                                                 CHAIKIN, COHEN, RUBIN & GILBOA.
Atidim Technology Park, Bldg. 4,
P.O.B. 58143 Tel-Aviv 61580, Israel
TEL: 972-3-6489858 FAX: 972-3-6489946
E-MAIL: Accounting@ccrcpa.Co.Il
--------------------------------------------------------------------------------
                                             CERTIFIED PUBLIC ACCOUNTANTS (ISR.)


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS OF
QUASAR COMMUNICATION SYSTEMS LTD.


We have audited the Quasar Communication Systems Ltd., ("the Company") balance sheets as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and with the standards of the Public Company Oversight Board (United State). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our examination, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations, changes in shareholders equity and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Israel Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the financial statements.

As explained in note 2, the above mentioned financial statements are presented in values adjusted to changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we wish to draw your attention to note 1C in the financial statements. The Company had suffered a loss of approximately NIS 6.5 millions in the year ended December 31, 2003. The Company's capital and working capital deficiencies as of December 31, 2003 amounted to approximately NIS 1.4 million and NIS 1.1 millions respectively.

The ability of the Company to continue to operate as a going concern is dependent upon increasing profitability and/or raising additional financial support.

The financial statements do not include any adjustments relating to recoverability and classification of the assets and liabilities that might be necessary should the company be unable to continue as a going concern.


CHAIKIN, COHEN, RUBIN & GILBOA
Certified Public Accountants (Isr.)

Tel-Aviv, January 4, 2005

QUASAR COMMUNICATION SYSTEMS LTD.

                                                                  BALANCE SHEETS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS



                                                                           DECEMBER 31,        SEPTEMBER 28,
                                                                       -------------------        ------
                                                                        2002         2003          2004
                                                                       ------       ------        ------
                                                                      AUDITED      AUDITED       UNAUDITED
                                                                       ------       ------        ------
                                                                     ADJUSTED AMOUNTS FOR THE
                                                                        ISRAELI CPI AS OF        REPORTED
                                                              NOTE         DECEMBER 2003        AMOUNTS (*)
                                                             ------     ------------------        ------
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents                                                722          283            39
 Trade receivables                                             3        4,931        2,800         2,289
 Other receivables and prepaid expenses                        4        1,241          326           181
 Inventories                                                   5        3,481        2,236         2,322
                                                                       ------       ------        ------

                                                                       10,375        5,645         4,831
                                                                       ------       ------        ------

 FUND FOR EMPLOYEE RIGHTS UPON RETIREMENT, NET                11            -           74             -
                                                                       ------       ------        ------

 FIXED ASSETS                                                  6
 Cost                                                                   2,031        2,165         2,056
 Less-accumulated depreciation                                            909        1,202         1,312
                                                                       ------       ------        ------
                                                                        1,122          963           744
                                                                       ======       ======        ======

                                                                       11,497        6,682         5,575
                                                                       ======       ======        ======
 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

 CURRENT LIABILITIES

 Credit from banks                                             7          147        1,565         1,864
 Loans from related parties                                                 -            -         2,839
 Trade payables                                                8        4,572        2,941         1,572
 Other current liabilities and accruals                        9        1,960        2,235         2,175
                                                                       ------       ------        ------

                                                                        6,679        6,741         8,450
                                                                       ------       ------        ------
 LONG TERM LIABILITY
 Liability for employee rights upon retirement, net of
   amount funded                                              11           63            -            82
 Loans from related parties                                   10            -        1,354             -
 Deferred taxes                                                            11            -             -
                                                                       ------       ------        ------

                                                                           74        1,354            82
                                                                       ------       ------        ------

 CONTINGENCIES, COMMITMENTS,  GUARANTEES AND LIENS            12

                                                                       ------       ------        ------
 TOTAL LIABILITIES                                                      6,753        8,095         8,532

 SHAREHOLDERS' EQUITY (DEFICIENCY)                                      4,744       (1,413)       (2,957)
                                                                       ======       ======        ======

                                                                       11,497        6,682         5,575
                                                                       ======       ======        ======

(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

Approved by the Board of Directors on January 4, 2005.

----------------------------------           ----------------------------------
         AMIRAM GOLDMAN                                 SHIMON MAMO
CHAIRMAN OF THE BOARD OF DIRECTORS                        DIRECTOR


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

QUASAR COMMUNICATION SYSTEMS LTD.

                                                        STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS



                                                                                  FOR THE NINE MONTHS ENDED
                                                                                    ----------------------
                                                      YEAR ENDED DECEMBER 31,     SEPTEMBER 30, SEPTEMBER 28,
                                                       ---------------------        -------        -------
                                                        2002           2003          2003           2004
                                                       -------       -------        -------        -------
                                                       AUDITED       AUDITED      UNAUDITED       UNAUDITED
                                                       -------       -------        -------        -------
                                                     ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF
                                                       -----------------------------------         REPORTED
                                            NOTE                   DECEMBER 2003                  AMOUNTS (*)
                                           -------     -----------------------------------         -------
  Sales                                      18a        24,790        17,810         13,566         10,432
  Cost of sales                              18b        13,610        16,641         13,346          8,637
                                                       -------       -------        -------        -------

  GROSS PROFIT                                          11,180         1,169            220          1,795
                                                       -------       -------        -------        -------

  Marketing and selling expenses             18c         4,404         2,962          2,451          1,168
  General and administrative expenses        18d         3,985         3,216          2,561          2,116
                                                       -------       -------        -------        -------

                                                         8,389         6,178          5,012          3,284
                                                       =======       =======        =======        =======


  OPERATING INCOME (LOSS)                                2,791        (5,009)        (4,792)        (1,489)

  Financial expenses, net                    18e           175           474            262            214

  Other expenses, net                                        2             -              -              7
                                                       -------       -------        -------        -------

  INCOME (LOSS) BEFORE TAXES ON INCOME                   2,614        (5,483)        (5,054)        (1,710)

  Taxes on income                            14b         1,174         1,071          1,133              -
                                                       -------       -------        -------        -------
  NET INCOME (LOSS)                                      1,440        (6,554)        (6,187)        (1,710)
                                                       =======       =======        =======        =======


(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

QUASAR COMMUNICATION SYSTEMS LTD.

                                   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS



                                                               SHARE      PREMIUM ON     RETAINED
                                                              CAPITAL       SHARES       EARNINGS       TOTAL
                                                               ------       ------        ------        ------
ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF DECEMBER 2003

BALANCE AT DECEMBER 31, 2001                                       11          206         6,558         6,775

CHANGES DURING 2002:

Net income                                                        206         (206)        1,440         1,440
Issuance of bonus shares
Dividend paid                                                       -            -        (3,471)       (3,471)
                                                               ------       ------        ------        ------

BALANCE AT DECEMBER 31, 2002                                      217            -         4,527         4,744

CHANGES DURING 2003:

ADJUSTED AMOUNT FOR THE ISRAELI CPI AS OF DECEMBER 2003

Net loss                                                            -            -        (6,554)       (6,554)
Issuance of share capital                                         397            -             -           397
                                                               ------       ------        ------        ------

BALANCE AT DECEMBER 31, 2003                                      614            -        (2,027)       (1,413)

REPORTED AMOUNTS (*)

Net loss for the period (UNAUDITED)                                 -            -        (1,710)       (1,710)
Issuance of shares capital (UNAUDITED)                            166            -             -           166
                                                               ------       ------        ------        ------

BALANCE AT SEPTEMBER 28, 2004 (UNAUDITED)                         780            -        (3,737)       (2,957)
                                                               ======       ======        ======        ======

(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

QUASAR COMMUNICATION SYSTEMS LTD.

                                                        STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS


                                                                                         FOR THE NINE MONTHS ENDED
                                                                                           --------------------
                                                             YEAR ENDED DECEMBER 31,    SEPTEMBER 30,   SEPTEMBER 28,
                                                               --------------------        ------        ------
                                                                2002          2003          2003          2004
                                                               ------        ------        ------        ------
                                                              AUDITED       AUDITED      UNAUDITED      UNAUDITED
                                                               ------        ------        ------        ------
                                                           ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF
                                                               ----------------------------------       REPORTED
                                                                          DECEMBER 2003                AMOUNTS (*)
                                                               ----------------------------------        ------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period                                1,440        (6,554)       (6,187)       (1,710)
Adjustments required to reflect the cash flows from
operating activities (Appendix A)                                  10         3,076         3,912          (506)
                                                               ------        ------        ------        ------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES             1,450        (3,478)       (2,275)       (2,216)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in (proceeds from) loans to employees                    -             4             -             -
Purchase of fixed assets                                         (192)         (134)         (132)          (58)
Proceeds from sale of fixed assets                                 99             -             -            80
                                                               ------        ------        ------        ------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES               (93)         (130)         (132)           22
                                                               ------        ------        ------        ------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital                                           -           397             -           166
Dividend paid                                                  (3,882)            -             -             -
Loans received from related parties                                 -         1,354             -         1,485
Increase (decrease) in short term credit from banks, net         (114)        1,418         1,860           299
                                                               ------        ------        ------        ------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            (3,996)        3,169         1,860         1,950
                                                               ======        ======        ======        ======

DECREASE IN CASH AND CASH EQUIVALENTS                          (2,639)         (439)         (547)         (244)

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF
THE PERIOD                                                      3,361           722           722           283

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE
PERIOD                                                            722           283           175            39
                                                               ======        ======        ======        ======

(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

QUASAR COMMUNICATION SYSTEMS LTD.

                                                        STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

                                                                                       FOR THE NINE MONTHS ENDED
                                                                                          --------------------
                                                             YEAR ENDED DECEMBER 31,    SEPTEMBER 30, SEPTEMBER 28,
                                                              --------------------        ------        ------
                                                               2002          2003          2003          2004
                                                              ------        ------        ------        ------
                                                              AUDITED       AUDITED     UNAUDITED     UNAUDITED
                                                              ------        ------        ------        ------
                                                            ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF
                                                              ----------------------------------       REPORTED
                                                                         DECEMBER 2003                AMOUNTS (*)
                                                              ----------------------------------        ------
APPENDIX A:

ADJUSTMENTS REQUIRED TO REFLECT THE CASH FLOWS FROM
OPERATING ACTIVITIES

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
   Depreciation                                                  372           293           157           190
   Increase (decrease) in liability for employee rights
   upon retirement, net                                         (160)         (137)          237           156
   Decrease (increase) in deferred income taxes, net             (74)          367           (12)            -
   Other items, net                                               (5)            -             -             7
                                                              ------        ------        ------        ------

                                                                 133           523           382           353
                                                              ------        ------        ------        ------

CHANGES IN OPERATING ASSETS AND LIABILITIES:
   Decrease in trade receivables                                 930         2,131         2,194           511
   Decrease (increase) in other receivables and prepaid
   expenses                                                     (642)          533           389           145
   Decrease (increase) in inventories                         (1,540)        1,245           815           (86)
   Increase (decrease) in trade payables                       2,379        (1,631)         (789)       (1,369)
   Increase (decrease) in other current liabilities and
   accruals                                                   (1,250)          275           921           (60)
                                                              ------        ------        ------        ------

                                                                (123)        2,553         3,530          (859)
                                                              ======        ======        ======        ======

                                                                  10         3,076         3,912          (506)
                                                              ======        ======        ======        ======


(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 1 - GENERAL

     A. Quasar Communication Systems Ltd. (the Company) was founded and commenced its operation on August 1993. The Company engaged in developing, manufacturing and selling of cellular communication gateways.

     B.   DISCONTINUED OPERATION

          On September 29, 2004, the company entered into an assets purchase agreement with B.O.S Better On-Line Solutions Ltd. ("BOS). Under the agreement BOS will purchase the majority of the company's assets relating to the company's business, including its fixed assets, product lines, intellectual property rights and industrial rights. BOS also committed to purchase the company's inventory.

          These financial statements have been prepared as of September 28, 2004, immediately before the above-mentioned transaction, and do not reflect the impact of the agreement on the financial statements.

     C.   GOING CONCERN ASSUMPTION

          The company had suffered a loss of approximately NIS 6.5 millions and NIS 1.7 millions for the year ended December 31, 2003 and for the period of nine months ended September 28, 2004, respectively. The company had also suffered from negative cash flows from operations amounting to approximately NIS 3.5 millions and NIS 2.2 millions as for these periods, respectively. The company's capital deficiencies as of December 31, 2003 and September 28, 2004 amounted to approximately NIS 1.4 millions and NIS 3 millions, respectively. The company's working capital deficiencies as for these days, amounted to approximately NIS 1.1 millions and NIS 3.6 millions, respectively. The ability of the Company to continue to operate as a going concern is dependent upon increasing its profitability and/or raising additional financial support.

     D.   THE USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     E.   UNAUDITED INTERIM FINANCIAL STATEMENTS

          1) The accompanying balance sheet as of September 28, 2004, the statements of operations and of cash flows for the nine months ended September 28, 2004 and September 30, 2003, and the statements of changes in shareholders' equity for the nine months ended September 28, 2004 are unaudited.

          2) The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israeli Accounting Standards Board.

               The significant accounting policies applied in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described below.

          3) The results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the whole year ending December 31, 2004.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The principal accounting policies which have been applied consistently with those of prior year, are as follows:

     A.   ADJUSTED FINANCIAL STATEMENTS

          1) The financial statements have been prepared on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute). All figures in the financial statements are presented in adjusted new Israeli shekels (NIS), which have a uniform purchasing power (December 2003 adjusted NIS) - based upon the changes in the consumer price index (hereafter - the CPI). As to the discontinuance of adjusting financial statements for the effects of inflation, with effects from January 1, 2004, see note below.

               The adjustment of the financial statements is based on the accounts of the Company maintained in nominal NIS.

               The income statement items were, for the most part, adjusted as follows: the components relating to transactions carried out during the year - sales, purchases, labor costs, etc. - were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly -depreciation and changes in inventories) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms including the effect of the erosion of balances of monetary items due to inflation.

               2) The adjusted amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the original historical values, adjusted for the changes in the general purchasing power of Israeli currency. In these financial statements, the term "cost" signifies cost in adjusted Israeli currency.

     B. DISCONTINUANCE OF THE ADJUSTMENT OF FINANCIAL STATEMENTS FOR THE EFFECTS OF INFLATION AND FINANCIAL REPORTING IN REPORTED AMOUNTS:

          In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements ("Standard No. 12"). According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard, and accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

          1.   STARTING POINT FOR THE PREPARATION OF FINANCIAL STATEMENTS:

               a) In the past, the Company prepared its financial statements on the basis of the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index ("Israeli CPI"). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     B. DISCONTINUANCE OF THE ADJUSTMENT OF FINANCIAL STATEMENTS FOR THE EFFECTS OF INFLATION AND FINANCIAL REPORTING IN REPORTED AMOUNTS

          1.   STARTING POINT FOR THE PREPARATION OF FINANCIAL STATEMENTS:
               (cont.)

               b) The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

               c) In the financial statements "cost" represents cost in the reported amount (see 2 below).

               d) All comparative data for previous periods are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

          2.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS:

               a)   Definitions:

                    ADJUSTED AMOUNT - historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

                    REPORTED AMOUNT - adjusted amount as of the transition date, plus additions in nominal values after the transition date and less amounts deducted after the transition date. The amounts deducted after the transition date are in historical nominal values, adjusted amounts as of the transition date or in a combination of historical nominal values and adjusted amounts as of the transition date, according to the relevant situation.

               b)   Balance sheet:

                    1)   Non-monetary items are presented in reported amounts.

                    2) Monetary items are presented in nominal values as of the balance sheet date.

               c)   Statement of operations:

                    1) Income and expenses relating to non-monetary items are derived from the change in the reported amount between the opening balance and the closing balance.

                    2) Other items in the statement of operations are presented in nominal values.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     C.   EXCHANGE RATES AND BASIS OF LINKAGE

          Balances in, or linked to, foreign currency are stated in the financial statements at the representative rates of exchange in effect at balance sheet date, as published by The Bank of Israel. Balances linked to the CPI are included in the balance sheets according to the latest index published prior to balance sheet date. Changes in monetary balances caused by changes in foreign currency exchange rate or from changes in the CPI are changed to the statement of operation as incurred. Hereunder are details of the CPI and dollar exchange rates:

                                            EXCHANGE RATE
                                             OF ONE U.S.
                                               DOLLAR       CPI*
                                               ------      ------
                                                NIS        POINTS
                                               ------      ------
At December 31, 2003                           4.379       106.16
At December 31, 2002                           4.737       108.20
At September 28, 2004                          4.480       100.6
At September 30, 2003                          4.441        99.8

RATES OF INCREASE (DECREASE)                    IN PERCENTAGE %
----------------------------                    ---------------
Year ended December 31, 2003                  (7.6)         (1.9)
Year ended December 31, 2002                   7.3           6.5
Nine months ended September 28, 2004           2.4           1.2
Nine months ended September 30, 2003          (6.2)         (1.48)

          * Based on the CPI of the month which ended in the balance date, on the average basis 2000=100.

     D.   CASH AND CASH EQUIVALENTS

          The company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit), that are not restricted as to withdrawal or use to be cash equivalents.

     E.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is determined with respect to specific debts of doubtful collecttibility.

     F.   INVENTORIES

          Inventories are valued at the lower of cost or market value. Cost is determined on "first-in first-out" basis. Labor and production overheads component - on the basis of actual manufacturing costs.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     G.   FIXED ASSETS

          Fixed assets are stated at cost.

          Depreciation is calculated according to the straight-line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives. Leasehold improvements are amortized over the related lease period.

                                                                         %
                                                                      --------
         Machinery and equipment                                        7-20
         Furniture and office equipment                                  20
         Computers and computerized equipment                          25-33
         Vehicles                                                        15
         Leasehold  improvements                                        6-20

     H.   DEFERRED TAXES

          1) Deferred taxes are computed in respect of differences between the amounts presented in the financial statements and those taken into account for tax purposes.

               Deferred taxes are measured at the tax rates, which will be in effect at time of release to income from the deferred tax accounts. Changes in deferred taxes during the reported year are reflected in the statement of income.

          2) The Company recognizes tax benefits receivable where the expectation of realization according to management estimate, is more likely than not.

          3) The Company may incur additional tax liability in the event of a dividend distribution by the company. No account was taken of the additional tax, since it is the Company's policy not to cause distribution of dividend, which would involve additional tax liability to the Company in the foreseeable future.

     I.   REVENUE RECOGNITION

          Revenues from sale of products are generally recognized upon delivery to the customer, provided that payment is fixed or determinable, collectibility is probable and there is no significant obligation remaining.

          Revenues from services are recognized ratably over the contractual period.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     J.   IMPAIRMENT OF ASSETS

          In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standards Board ("the IASB") - "Impairment of Assets", became effective. Requires a periodic assessment - at each balance sheet date
          - to evaluate the need for a provision for the impairment of the company's non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies. As promulgated by the standard, its provisions are applied as of January 1, 2003. Pursuant to the provisions of the standard if any events have occurred or changed in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets, the company is required to evaluate whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, to record an impairment provision up to the amount needed to adjust its carrying amount to its recoverable amount. The impairment loss is carried directly to income.

          The adoption of this standard has not had any effect on the company's financial statements.

     K. DISCLOSURE OF EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR APPLICATION

          On July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. The Company estimates that the implementation of the Standard will not have a significant effect on the Company's statements

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 3 - TRADE RECEIVABLES


                                                           DECEMBER 31,
                                                       --------------------
                                                        2002          2003
                                                       ------        ------
             Open accounts - domestic                   3,012         1,880
             Open accounts - foreign                    1,503         1,624
             Checks for collection                      1,327           178
                                                       ------        ------
                                                        5,842         3,682
             Less - allowance for doubtful debts         (911)         (882)
                                                       ------        ------

                                                        4,931         2,800
                                                       ======        ======


NOTE 4 - OTHER RECEIVABLES AND PREPAID EXPENSES

                                              DECEMBER 31,
                                           -----------------
                                           2002         2003
                                           -----       -----
             Government institutions         623         149
             Prepaid expenses                205          41
             Deferred taxes                  378           -
             Advances to suppliers            15          96
             Employees *                      10           6
             Other                            10          34
                                           -----       -----

                                           1,241         326
                                           =====       =====

          * Loans given to employees linked to the CPI and bore interest of 4% per annum.

NOTE 5 - INVENTORIES

                                        DECEMBER 31,
                                     -----------------
                                     2002         2003
                                     -----       -----
             Raw Materials           2,074       1,625
             Work in process           344         439
             Finished products       1,063         172
                                     -----       -----

                                     3,481       2,236
                                     =====       =====

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 6 - FIXED ASSETS


                                                                                          COMPUTERS
                                                                 FURNITURE &                 AND
                                         MACHINERY &    MOTOR      OFFICE      LEASEHOLD COMPUTERIZED
                                          EQUIPMENT    VEHICLES   EQUIPMENT  IMPROVEMENTS  EQUIPMENT    TOTAL
                                            -----       -----       -----       -----       -----       -----
COST
Balance at January 1, 2003                    615         168         535         152         561       2,031
Additions during the year                      46           -          21          19          48         134
                                            -----       -----       -----       -----       -----       -----

Balance as December 31, 2003                  661         168         556         171         609       2,165
                                            -----       -----       -----       -----       -----       -----
ACCUMULATED DEPRECIATION
Balance at January 1, 2003                    339          37          86          35         412         909
Additions during the year                     117          25          19          25         107         293
                                            -----       -----       -----       -----       -----       -----

Balance as December 31, 2003                  456          62         105          60         519       1,202
                                            =====       =====       =====       =====       =====       =====

DEPRECIATED COST
Depreciated cost at December 31, 2003         205         106         451         111          90         963
                                            =====       =====       =====       =====       =====       =====

Depreciated cost at December 31, 2002         276         131         449         117         149       1,122
                                            =====       =====       =====       =====       =====       =====


NOTE 7 - CREDIT FROM BANKS

                                                      ANNUAL
                                                  INTEREST RATE    DECEMBER 31,
                                                      AS OF      ----------------
                                                    31.12.2003   2002        2003
                                                    ----------   -----      -----
             Short-term overdrafts                      10           -        163
             Short-term loans from bank                  8         147      1,402
                                                                 -----      -----
                                                                   147      1,565
                                                                 =====      =====

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 8 - TRADE PAYABLES


                                               DECEMBER 31,
                                            -----------------
                                            2002         2003
                                            -----       -----
             Open accounts - domestic       3,672       1,376
             Open accounts - foreign            5           -
             Checks  for collection           895       1,565
                                            -----       -----

                                            4,572       2,941
                                            =====       =====

NOTE 9 - OTHER CURRENT LIABILITIES

                                                   DECEMBER 31,
                                                -----------------
                                                2002         2003
                                                -----       -----
             Payroll and related expenses       1,038         564
             Customers advances                   251         239
             Deferred income                      117         175
             Government institutions              334         401
             Accrued expenses                      37         316
             Related party                          -         327
             Provision for warranty               183         190
             Other                                  -          23
                                                -----       -----

                                                1,960       2,235
                                                =====       =====


NOTE 10 - LOANS FROM RELATED PARTIES

          The loans were given as part of an investment agreement from November 23, 2003 (see Note 13b).

          The loans are linked to the CPI and bear interest on a rate of 4% per annum. The lenders were committed not to demand the repayment of the loans before the repayment of the loans received from banks and in any case not before January 1, 2005.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 11 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

     a. Labor laws and agreements require the company to pay severance pay to employees dismissed or reliving from their employ in certain other circumstances. The Company's liability for the payment of severance pay to its employees is covered mainly by purchase of insurance policies. The amounts so funded are not included in the balance sheets since they are not under the control or management of the Company.

     b. Monthly employees (for whom the company makes regular deposits in severance pay funds) dismissed before attaining retirement age are entitled to severance pay computed on the basis of the latest pay rate. In respect of' these employees, the company has undertaken to supplement the difference between severance pay computed as above and the amounts accumulated in the above-mentioned funds. An appropriate provision has been made for this liability.

     c. The liability to employees whose salary is partly based on commissions is computed on the basis of the average salary for the preceding 12 months.

     d. The amount of the liability for severance pay presented in the balance sheets reflects that portion of the liability which is not funded as described above. Part of this liability is covered by deposits, in the Company name, with recognized severance pay funds.

          The liability for employee rights upon retirement, and the amount funded are composed as follows: DECEMBER 31,

                                               DECEMBER 31,
                                            -----------------
                                            2002        2003
                                            ----        ----
                 For severance pay           649         347
                 Less - amount funded       (586)       (421)
                                            ----        ----

                                              63         (74)
                                            ====        ====


          The Company may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 12 - CONTINGENCIES, COMMITMENTS, GUARANTEES AND LIENS

     CONTINGENCY

     A former employee who is a related party of the company filed a claim against the company for payment of vacations days in the amount of 186,000 NIS.

     At this stage of the legal proceedings, the company is unable to estimate the prospects of this legal claim, therefore the company has not made a provision in its financial statements.

     COMMITMENTS

     1) The facilities of the company are rented under a lease agreement, for period of 4 years (with extension option for 3 years) started July 1, 1999.

          The annual rental payments are at the amount of $77,000 per annum (the rented payments will increase in 2.5% for each year in the next becoming 3 years).

          On June 2003, the company entered into an agreement with the renter of which the annual rental payments will be decreasing in 2.5% from the above mentioned mounts (NIS 77,000).

     2) As of December 31, 2003 the company's vehicle are rented under lease agreements. The company committed for minimum payments of 394,000 NIS for the year of 2004, and 21,000 NIS for the year 2005.

     GUARANTEES

     On December 31, 2003 the company has given a guarantee of 86,000 NIS for the renter of the company's facilities.

     LIENS

     There are fixed and floating liens, unlimited in amounts on all of the company's assets, including a first degree fixed lien on the company's checks for collection, unpaid share capital and goodwill, in favor of bank Leumi. In addition, the company pledged, in a first degree fixed lien one of its customers account on favor of Bank, according to an agreement from April 29, 2003.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 13 - SHARE CAPITAL

     A.   Balance as of December 31, 2003 and 2002 -


                                                                  DECEMBER 31,
                                                            ----------------------
                                                             2002             2003
                                                            ------           ------
                                                           NUMBER OF        NUMBER OF
                                                            SHARES           SHARES
                                                            ------           ------
                 AUTHORIZED:
                 Ordinary shares of NIS 1 par value         222,920       1,000,000

                 ISSUED AND FULLY PAID UP
                 Ordinary shares of NIS 1 par value         204,040         613,729

     B.   INVESTMENT IN THE COMPANY

          On November 23, 2003 the company entered into investment agreement with some of its shareholders and another investor for investing of 398,000 NIS, in consideration to issuance of 398,000 ordinary shares and for lending 1,357,000 NIS.

          After the above-mentioned issuance, the new investor holds 50.85% of the issued share capital.

          In addition the company granted the new investor warrants in case the company will issue additional shares.

          After December 31, 2003, the investors lended additional amount of 500,000 NIS.

NOTE 14 - TAXES ON INCOME

     a.   TAXATION UNDER INFLATIONARY CONDITIONS

          The Company reports on its income for tax purposes according to the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, whereby taxable income is measured in NIS adjusted for the changes in the Israeli CPI.

          In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. On January 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 14 - TAXES ON INCOME (CONT.)

     b.   COMPOSITION OF TAX EXPENSES

                         YEAR ENDED DECEMBER 31,
                          --------------------
                           2002          2003
                          ------        ------
Current taxes                903             -
Previous year taxes          345           704
Deferred taxes               (74)          367
                          ------        ------

                           1,174         1,071
                          ======        ======


     c.   DEFERRED TAXES ARE RECORDED IN THE BALANCE SHEETS AS FOLLOWS:


                                DECEMBER 31,
                               --------------
                               2002      2003
                               ----      ----
In current assets               378         -
In long-term liabilities        (11)        -
                               ----      ----

                                367         -
                               ====      ====

     d.   CHANGES IN DEFERRED TAXES


 Balance at December 31, 2002             367
 Changes in 2003                         (367)
                                         ----

 Balance at December 31, 2003               -
                                         ====

     e. FOLLOWING IS A RECONCILIATION OF THE THEORETICAL TAX EXPENSE (THE REGULAR TAX RATES APPLIED TO THE REPORTED INCOME BEFORE TAX) AND THE ACTUAL TAX EXPENSE:


                                                                   YEAR ENDED DECEMBER 31,
                                                                    ---------------------
                                                                     2002           2003
                                                                    ------         ------
Income (loss) before taxes on income, as reported in the
  income statements                                                  2,614         (5,483)
                                                                    ======         ======

Statutory tax rate                                                      36%            36%
                                                                    ======         ======

Theoretical tax                                                        941         (1,974)
Increase (decrease) in tax due to tax benefit on account of
  previous years from an "approved enterprise"                        (211)             -
Taxes for previous year                                                346            704
Increase in taxes in respect of tax losses for which deferred
  taxes were not created                                                 -          2,274
Other, net                                                              98             67
                                                                    ------         ------

Taxes on income for the reported year                                1,174          1,071
                                                                    ======         ======

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 14 - TAXES ON INCOME (CONT.)

     f.   TAXES ON INCOME

          On June 29, 2004 the Israeli parliament adopted an income tax ordinance amendment. The amendment determines a gradual reduction in the rate of corporate tax commencing from January 1, 2004. In accordance with the amendment the Company's nominal tax rate from 2004 has been reduced from 36% to 35%. In addition future reduction will come into effect at the beginning of 2005 (34%), 2006 (32%) and 2007 until a final tax rate of 30% is achieved.

          The adoption of the amendment did not have significant effect on the Company's statements.

     g.   BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS

          The Company's plan for investment of NIS 630,000 in fixed assets have been granted on December 6, 2000, an "approved enterprise" status subject to the law for Encouragement of Capital Investments, 5709-1959.

          The Company chose the alternative income course, accordingly income from the "approved enterprise" will be exempt from taxes for two years after which a reduced tax rate of 25% will be enacted for the remaining benefit period. The benefit period is a 7 years period beginning the year in which the company first generates taxable income and contingent to a time period limitation as stated in the law. According to management opinion the benefit period commenced on 2000. Dividends distributed from the "approved enterprise" income will be liable to a 15% tax rate.

          If the Company distributes a cash dividend to its shareholders out of income attributable to revenues from approved enterprises which received a tax exemption, the Company would be liable for taxes at the rate of the corporate tax (up to 25%) saved from the amount of the earnings distributed.

          The above mentioned benefits are contingent on the company meeting the terms of the law and its regulations and an authorization letter according to which the company invested in an "approved enterprise". Non-fulfillment of these terms may lead to the cancellation of some or all of the above mentioned befits and a demand for the repayment of certain amounts including interest.

          The Company applied the "Investment Center" for confirmation of the year 2000 as the year of commencing the benefit period.

          On December 2, 2001 the Company applied for additional approved plan under the said law. This application was not approved, yet.

     h.   FINAL TAX ASSESSMENTS

          The company has final tax assessments under the law up to and including the tax year ended at December 31, 1998.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 15 - LINKAGE OF MONETARY BALANCES



                                                                   DECEMBER 31, 2003
                                                      -----------------------------------------------
                                                  IN, OR LINKED
                                                   TO, FOREIGN   LINKED TO
                                                    CURRENCY *    THE CPI       UNLINKED       TOTAL
                                                      ------       ------        ------        ------
             ASSETS

             CURRENT ASSETS
             Cash and cash equivalents                   244            -            39           283
             Trade receivables                         1,009            -         1,791         2,800
             Other receivables                             -            6           183           189
             Fund for employee rights upon
               retirement, net                             -            -            74            74
                                                      ------       ------        ------        ------

                                                       1,253            6         2,087         3,346
                                                      ------       ------        ------        ------

             LIABILITIES

             CURRENT LIABILITIES
             Short-term credit from banks                  -            -         1,565         1,565
             Trade payables                              904            -         2,037         2,941
             Other current liabilities                     -          401         1,420         1,821
             Loans from related parties                    -        1,354             -         1,354
                                                      ------       ------        ------        ------

                                                         904        1,755         5,022         7,681
                                                      ======       ======        ======        ======

             NET. MONETARY ASSETS (LIABILITIES)          349       (1,749)       (2,935)       (4,335)
                                                      ======       ======        ======        ======

             * Mainly in US dollars

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 15 - LINKAGE OF MONETARY BALANCES (CONT.)



                                                     DECEMBER 31, 2002
                                         ----------------------------------------------
                                     IN, OR LINKED
                                      TO, FOREIGN   LINKED TO
                                       CURRENCY *    THE CPI      UNLINKED       TOTAL
                                         ------       ------       ------        ------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                   448          108          166           722
Trade receivables                           920            -        4,010         4,931
Other receivables                             4          633          226           862
Fund for employee rights upon
  retirement, net                             -            -            -             -
                                         ------       ------       ------        ------

                                          1,372          741        4,402         6,515
                                         ------       ------       ------        ------

LIABILITIES

CURRENT LIABILITIES
Short-term credit from banks                  -          147            -           147
Trade payables                                5            -        4,567         4,572
Other current liabilities                   251            -        1,709         1,960
                                         ------       ------       ------        ------

                                            256          147        6,276         6,679
                                         ======       ======       ======        ======

NET. MONETARY ASSETS (LIABILITIES)        1,116          594       (1,874)         (164)
                                         ======       ======       ======        ======

*    Mainly in US dollars.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 16 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

     A.   AGREEMENT WITH A RELATED PARTY

          An agreement with a related party was signed on April 28, 2003, under which the related party will receive from the Company a monthly remuneration of NIS 13,000 until January 31, 2004 ("End of employment"). In addition the Company will pay 5% of the monthly remuneration to a "Management Insurance Policy" and 7.5% for an Education Fund. On the end of employment period the Company will grant the related party all funds accrued in the "Management Insurance Policy" and in the "Education Fund" and will pay him increased severance pay of NIS 300,000 not later than 30 days after the end of employment. The Company accounted in its financial statement a provision for the said amounts.

     B.   TRANSACTIONS WITH RELATED PARTIES


                                                                                           FOR THE NINE MONTHS ENDED
                                                                                             ----------------------
                                                                YEAR ENDED DECEMBER 31,   SEPTEMBER 30,  SEPTEMBER 28,
                                                                 ---------------------       -------        -------
                                                                   2002         2003          2003           2004
                                                                 -------       -------       -------        -------
                                                                 AUDITED       AUDITED      UNAUDITED      UNAUDITED
                                                                 -------       -------       -------        -------
                                                             ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF
                                                                   -----------------------------         REPORTED
                                                                            DECEMBER 200                AMOUNTS (*)
                                                                   -----------------------------        ---------
Payroll and related expenses to related party employed by
the company                                                        725          210          158           55
                                                                   ===          ===          ===          ===

Purchase from related party                                          -           24           24            3
                                                                   ===          ===          ===          ===

Financing expenses                                                   -            3            -           80
                                                                   ===          ===          ===          ===

Directors remuneration                                               -           81           61            -
                                                                   ===          ===          ===          ===


     C.   BALANCES WITH RELATED PARTIES

                                                                      DECEMBER 31,        SEPTEMBER 30,  SEPTEMBER 28,
                                                                 ---------------------       -------        -------
                                                                   2002         2003          2003           2004
                                                                 -------       -------       -------        -------
                                                                 AUDITED       AUDITED      UNAUDITED      UNAUDITED
                                                                 -------       -------       -------        -------
                                                             ADJUSTED AMOUNTS FOR THE ISRAELI CPI AS OF
                                                                   -----------------------------         REPORTED
                                                                            DECEMBER 200                AMOUNTS (*)
                                                                   -----------------------------        ---------
1) Include in current liabilities

    Other current liabilities                                      110            327          97              -
                                                                   ===          =====          ==          =====
    Acruded interest                                                 -              6           -              -
                                                                   ===          =====          ==          =====

2)  Loans from related parties                                       -          1,354           -          2,839
                                                                   ===          =====          ==          =====



(*) Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003 (see note 2b).

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 17 - CREDIT RISKS AND CURRENCY RISKS

     A.   CONCENTRATION OF CREDIT RISKS

          Most of Accounts receivables are not secured. The company allowances for specific doubtful accounts, which their collection is in doubt.

          In addition the company is exposed to losses from differences between the changes in CPI and foreign exchange rates.

     B.   CURRENCY RISKS

          As of December 31, 2003, excess of monetary assets over liabilities in foreign currency or linked to it amounted to NIS 349,000.

          Excess of unlinked monetary liabilities over unlinked monetary assets amounted to NIS 2,935,000.

     C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying values of cash and cash equivalents, receivables and debit balances, short-term credit from banks, payables and other current liabilities approximate fair values due to the short-term maturities of these instruments.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 18 - STATEMENTS OF OPERATIONS

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                         -------------------------
                                                                                          2002               2003
                                                                                         -------           -------

             A.  THE SALES INCLUDE SALES TO PRINCIPAL CUSTOMERS (ABOVE 10% FROM
                 SALES):

                 Principal customer a                                                      5,699             4,257
                 Principal customer b                                                          -             2,621
                 Principal customer c                                                          -             2,326

             B.  COST OF SALES

                 1) Composition:

                    Materials consumed                                                     8,476             9,800
                    Payroll and related expenses                                           4,036             3,780
                    Sub-contractors                                                        1,115             1,229
                    Changes in inventories of work in process                               (146)              (95)
                    Changes in inventories of finished products                             (933)              891
                    Other                                                                  1,062             1,036
                                                                                         -------           -------

                                                                                          13,610            16,641
                                                                                         =======           =======

                 2) The purchases include purchases from principal suppliers
                    (above 10%) from purchases):

                    Principal supplier a                                                   1,494             3,750
                    Principal supplier b                                                   1,151             1,010
                    Principal supplier c                                                       -               571

             C. SELLING AND MARKETING EXPENSES

                 Payroll and related expenses                                              3,177             2,202
                 Marketing expenses                                                          341               136
                 Traveling                                                                   593               338
                 Exhibitions                                                                 144               102
                 Others                                                                      291               337
                                                                                         -------           -------
                                                                                           4,546             3,115
                 Less - grants from the government of Israel                                (142)             (153)
                                                                                         -------           -------

                                                                                           4,404             2,962
                                                                                         =======           =======

             D. GENERAL AND ADMINISTRATIVE EXPENSES

                 Payroll and related expenses                                              1,428             1,154
                 Office rent and maintenance                                                 967               955
                 Professional fees                                                           230               349
                 Depreciation and amortization                                               372               293
                 provision for doubtful accounts and bad debts, net                          235                (9)
                 other                                                                       753               474
                                                                                         -------           -------

                                                                                           3,985             3,216
                                                                                         =======           =======

             E.  FINANCING EXPENSES, NET

                 Commissions                                                                 (70)              (79)
                 Financial income (expenses) (net of inflationary erosion)                  (105)             (395)
                                                                                         -------           -------

                                                                                            (175)             (474)
                                                                                         =======           =======

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 19 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A.

          The company prepares its financial statements in accordance with Israeli GAAP. As applicable to these financial statements, Israeli GAAP and U.S. of America GAAP vary in certain significant respects, as described below:

          1)   EFFECT OF INFLATION

               In accordance with Israeli GAAP, through December 31, 2003, the company comprehensively includes the effect of the changes in the general purchasing power of Israeli currency in these financial statements, as described in note 2a above. In view of the inflation in Israel, this is considered a more meaningful presentation than financial reporting based on historical cost.

          2)   LIABILITIES FOR EMPLOYEE RIGHTS UPON RETIREMENT

               Under Israeli GAAP, amounts funded in respect of severance pay liability by purchase of insurance policies are deducted from the related liability. Under U.S. GAAP, the amounts funded should be presented as a long-term investment among the Company's assets. Correspondingly, the entire change in the liability will be classified as part of wages expenses and the income from the funding arrangements will be classified as financing income.

          3)   IMPAIRMENT OF LONG-LIVED ASSETS

               In accordance with Israeli GAAP, the review of an asset for impairment is performed in relation to its recoverable value. The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the company. The value in use is determined according to the present value of anticipated cash flow from the continued use of the asset, including those expected at the time of its future retirement and disposal.

               For U.S. GAAP purposes the company adopted in 2002 FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the tong-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

               Since the company did not record an impairment loss in any of the reported periods, this GAAP difference results with no effect of the Company's financial statements.

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 19 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A. (CONT.)

          4)   FINANCIAL STATEMENTS RECONCILED TO U.S. GAAP AS STATED ABOVE:

               a.   BALANCE SHEET DATA:



                                                                                    DECEMBER 31,             SEPTEMBER 28,
                                                                               ----------------------           ------
                                                                                2002            2003             2004
                                                                               ------          ------           ------
                                                                              AUDITED         AUDITED         UNAUDITED
                                                                               ------          ------           ------
                    ASSETS

                    CURRENT ASSETS
                    Cash and cash equivalents                                     736             283               39
                    Trade receivables                                           5,026           2,800            2,289
                    Other receivables and prepaid expenses                      1,264             326              181
                    Inventories                                                 3,548           2,236            2,322
                                                                               ------          ------           ------

                                                                               10,574           5,645            4,831
                                                                               ------          ------           ------

                    FUND FOR EMPLOYEE RIGHTS UPON RETIREMENT                      597             421              181
                                                                               ------          ------           ------

                    FIXED ASSETS
                    Cost                                                        1,913           2,049            1,940
                    Less-accumulated depreciation                                 835           1,114            1,219
                                                                               ------          ------           ------

                                                                                1,078             935              721
                                                                               ======          ======           ======

                                                                               12,249           7,001            5,733
                                                                               ======          ======           ======
                    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

                    CURRENT LIABILITIES
                    Credit from banks                                             150           1,565            1,864
                    Loans from related parties                                      -               -            2,839
                    Trade payables                                              4,660           2,941            1,572
                    Other current liabilities and accruals                      1,998           2,227            2,167
                                                                               ------          ------           ------

                    Total current liabilities                                   6,808           6,733            8,442
                                                                               ------          ------           ------
                    LONG TERM LIABILITY
                    Liability for employee rights upon retirement                 661             347              263
                    Deferred taxes                                                 11               -                -
                    Loans from related parties                                      -           1,354                -
                                                                               ------          ------           ------

                                                                                  672           1,701              263
                                                                               ======          ======           ======

                    Total liabilities                                           7,480           8,434            8,705

                    SHAREHOLDERS' EQUITY (DEFICIENCY)                           4,769          (1,433)          (2,972)
                                                                               ======          ======           ======

                                                                               12,249           7,001            5,733
                                                                               ======          ======           ======

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 19 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A. (CONT.)

          4)   FINANCIAL STATEMENTS RECONCILED TO U.S. GAAP AS STATED ABOVE:
               (cont.)

               b.   STATEMENTS OF OPERATION:


                                                                                            FOR THE NINE MONTHS ENDED
                                                                                              ----------------------
                                                               YEAR ENDED DECEMBER 31,     SEPTEMBER 30,   SEPTEMBER 28,
                                                                ----------------------        -------        -------
                                                                 2002           2003           2003           2004
                                                                -------        -------        -------        -------
                                                                AUDITED        AUDITED       UNAUDITED      UNAUDITED
                                                                -------        -------        -------        -------
                     Sales                                       24,902         18,061         13,812         10,432
                     Cost of sales                               13,579         16,974         13,629          8,637
                                                                -------        -------        -------        -------

                     GROSS PROFIT                                11,323          1,087            183          1,795
                                                                -------        -------        -------        -------

                     Marketing and Selling expenses               4,431          2,973          2,495          1,168
                     General and administrative expenses          3,986          3,245          2,597          2,111
                                                                -------        -------        -------        -------

                                                                  8,417          6,218          5,092          3,279
                                                                =======        =======        =======        =======

                     OPERATING INCOME (LOSS)                      2,906         (5,131)        (4,909)        (1,484)

                     Financial income (expenses), net                12           (391)          (202)          (214)

                     Other expenses, net                             (2)             -              -             (7)
                                                                -------        -------        -------        -------

                     INCOME (LOSS) BEFORE TAXES ON INCOME         2,916         (5,522)        (5,111)        (1,705)

                     Taxes on income                              1,179          1,078          1,146              -
                                                                -------        -------        -------        -------

                     NET INCOME (LOSS) FOR THE YEAR               1,737         (6,600)        (6,257)        (1,705)
                                                                =======        =======        =======        =======

QUASAR COMMUNICATION SYSTEMS LTD.

                                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             IN THOUSANDS IN NEW ISRAELI SHEKELS

NOTE 19 - EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A. (CONT.)

          4)   FINANCIAL STATEMENTS RECONCILED TO U.S. GAAP AS STATED ABOVE:
               (cont.)

               c.   STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY:


                                                            RETAINED
                                            SHARE CAPITAL   EARNINGS        TOTAL
                                                ------       ------        ------
BALANCE AT DECEMBER 31, 2001                       204        6,258         6,462

CHANGES DURING 2002:
Net income                                           -        1,737         1,737
Dividend paid                                        -       (3,430)       (3,430)
                                                ------       ------        ------

BALANCE AT DECEMBER 31, 2002                       204        4,565         4,769

CHANGES DURING 2003:
Net loss                                             -       (6,600)       (6,600)
Issuance of share capital                          398            -           398
                                                ------       ------        ------

BALANCE AT DECEMBER 31, 2003                       602       (2,035)       (1,433)

Net loss for the period (UNAUDITED)                  -       (1,705)       (1,705)
Issuance of shares capital (UNAUDITED)             166            -           166
                                                ------       ------        ------

BALANCE AT SEPTEMBER 28, 2004 (UNAUDITED)          768       (3,740)       (2,972)
                                                ======       ======        ======